UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-5220524
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11622 El Camino Real, Suite 100,

San Diego, CA 92130

(Mailing Address of principal executive offices)

(858) 225-8998

Issuer’s telephone number, including area code

In this report, the term “HYLETE,” ”we,” “us” or “the company” refers to HYLETE, Inc.

This semiannual report on Form 1-SA (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of and for the six month period ended June 30, 2022. The financial statements included in this filing as of and for the six month period ended June 30, 2022 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

We are a fitness lifestyle company engaged in the design, development, manufacturing and distribution of premium fitness apparel, footwear, and gear for men and women. Our products incorporate unique fabrics and/or innovative features that we believe differentiates us from our competitors, and are designed to offer superior performance, fit and comfort while incorporating both function and style. We focus our products, content, and initiatives on customers and communities that maintain a fitness-based lifestyle.

We seek to reach our target customer audience through a multi-faceted marketing strategy that is designed to integrate our brand image with the lifestyles we represent. We pursue a marketing strategy which leverages our teams and ambassadors, digital marketing and social media, and a variety of grassroots initiatives. We also plan to continue to explore how we can complement and amplify our community-based initiatives with brand-building activity. We are continuously looking to partner and build meaningful relationships with social media influencers to produce high-quality fitness-focused content. We believe this approach offers an opportunity for our customers to develop a strong identity with our brands and culture. We also have a loyalty program to further engage, reward and motivate our customers. We believe that our immersion in the fitness lifestyle culture allows us to build credibility with our target audience and gather valuable feedback on ever evolving customer preferences.

In order to identify new trends and consumer preferences, our product design team spends considerable time analyzing sales data and gathering feedback from our customers. We believe this provides us with valuable consumer data and analytics to help shape our merchandising strategy.  Our products are sold direct to consumers primarily through our website (www.hylete.com) and certain third-party e-commerce marketplace retailers. We also have select strategic partners that order in bulk and/or with their corporate branding added to our products. In 2022, we plan to expand into additional third party e-commerce retailers as well as select brick and mortar storefronts both in the United States and abroad. Our continued investment in marketing and product will be critical factors in the future revenue growth of our company.

2

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have incurred losses from operations and have a working capital deficit of $0.5 million and an accumulated deficit of approximately $35.1 million as of June 30, 2022. These factors raise substantial doubt about our ability to continue as a going concern. See “Liquidity and Capital Resources” below for a more detailed discussion.

Basis of Presentation

Net sales

Net sales is comprised of direct to consumer sales through www.hylete.com, and other third-party sites. Our net sales reflect sales revenues, net of discounts, and shipping revenues, offset by sales returns and allowances.

Cost of sales

Cost of sales includes the cost of purchased merchandise, including freight, duty, and nonrefundable taxes incurred in delivering our goods. It also includes the inventory provision expense. The primary drivers of the costs of individual products are the costs of raw materials and labor in the countries where we source our merchandise.

Operating expenses

Operating expenses consists of (i) selling and marketing expenses, (ii) general and administrative expenses and (iii) shipping and distribution expenses. We recognize shipping and handling billed to customers as a component of net sales and the cost of shipping and handling as a component of operating expenses.

Significant Accounting Policies

See Note 3 to the accompanying financial statements for a summary of our significant accounting policies.

Factors Affecting Our Performance

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. In general, positive conditions in the broader economy promote customer spending on our sites, while economic weakness, which generally results in a reduction of customer spending, may have a more pronounced negative effect on spending on our sites. Macroeconomic factors that can affect customer spending patterns, and thereby our results of operations, include employment rates, business conditions, changes in the housing market, the availability of credit, interest rates and fuel and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

3

Growth in Brand Awareness and Site Visits

We intend to continue investing in our brand marketing efforts, with a specific focus on increasing HYLETE brand awareness. We have made significant investments to strengthen the HYLETE brand through expansion of our social media presence and strategic relationships. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability would be adversely affected.

Customer Acquisition

To continue to grow our business, we intend to acquire new customers and retain our existing customers at a reasonable cost. We invest significant resources in marketing and use a variety of brand and performance marketing channels to acquire new customers. It is important to maintain reasonable costs for these marketing efforts relative to the net sales and profit we expect to derive from customers. Failure to effectively attract customers on a cost-efficient basis would adversely impact our profitability and operating results.

Customer Retention

Our success is impacted not only by efficient and profitable customer acquisition, but also by our ability to retain customers and encourage repeat purchases.

We monitor retention across our entire customer base. We define repeat customers as customers who have purchased from us at least once before, in the current year or a previous year. Repeat customers place more orders annually than new customers, resulting in repeat customers representing approximately 73% of net sales dollars in the first six months of 2022 and 67% in the first six months of 2021. We believe this metric is reflective of our ability to engage and retain our customers through our differentiated marketing and compelling merchandise offering and shopping experience. The share of our net sales from repeat customers reflects our customer loyalty and the net sales retention behavior we see in our cohorts.

Merchandise Mix

We offer merchandise across a variety of product types and price points. Our product mix consists primarily of apparel, footwear and accessories. We sell merchandise across a broad range of price points and may further broaden our price point offerings in the future.

While changes in our merchandise mix have not caused significant fluctuations in our gross margin to date, product types and price points do have a range of margin profiles. Shifts in merchandise mix driven by customer demand may result in fluctuations in our gross margin from period to period.

Inventory Management

We leverage our platform to buy and manage our inventory and merchandise assortment. We make shallow initial inventory buys, and then use our proprietary technology tools to identify and re-order best sellers, taking into account customer feedback across a variety of key metrics, which allows us to minimize inventory and fashion risk. To ensure sufficient availability of merchandise, we generally purchase inventory in advance and frequently before apparel trends are confirmed. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. We incur inventory write-offs, which impact our gross margins. Moreover, our inventory investments will fluctuate with the needs of our business. For example, entering new categories will require additional investments in inventory.

4

Investment in our Operations and Infrastructure

We will continue to make investments aimed at growing our customer base and enhancing our product offerings. We intend to leverage our platform and understanding of trends to inform investments in marketing, infrastructure, and inventory. We anticipate these investments will be offset by savings in other areas, allowing cash outlays to increase more slowly than our rate of revenue growth. While we cannot be certain that these efforts will grow our customer base, we believe these strategies will yield positive returns in both the short and the long terms.

Results of operations

Six months ended June 30, 2022 compared to six months ended June 30, 2021

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of net revenue:

	Six months ended June 30,
	2022	2021
Net sales	$3,378,975	$5,024,780
Cost of sales	1,462,424	2,294,971
Gross profit	1,916,551	2,729,809
Selling and marketing expense	1.335,104	1,469,502
General and administrative expense	1,286,511	1,432,135
Shipping and distribution expense	661,851	1,129,368
PPP loan forgiveness	–	(10,000)
Interest expense	525,074	657,685
Change in fair value of Series A-2 warrant liability	–	(1,876,980)
(Gain) loss on disposal of long-term assets	(4,000)	(750)
Net loss	1,887,989	71,151

	Six months ended June 30,
	2022	2021
Net sales	100%	100%
Cost of sales	43.3	45.7
Gross profit	56.7	54.3
Selling and marketing expense	39.5	29.2
General and administrative expense	38.1	28.5
Shipping and distribution expense	19.6	22.5
PPP loan forgiveness	0.0	(0.2)
Interest expense	15.5	13.1
Change in fair value of Series A-2 warrant liability	0.0	(37.4)
(Gain) loss on disposal of long-term assets	(0.1)	0.0
Net loss	55.9	1.4

5

Net sales for the first six months of 2022 were $3,378,975, a decrease of 32.8% from net sales of $5,024,780 in the first six months of 2021. We believe that a large portion of this decline resulted from the difficulties in attracting customers caused by privacy policies that were implemented by large technology companies such as Apple in 2021, which have made targeted advertising and marketing more difficult. We believe that the remainder of the sales decline resulted from our limited access to capital which in turn limited the inventory and advertising dollars that were available to us in the first half of 2022.

Cost of sales for the six months ended June 30, 2022 were $1,462,424, compared to $2,294,971 for the same period in 2021. Cost of sales as a percentage of net sales for the six months ended June 30, 2022 yielded a gross margin of 56.7% versus a gross margin of 54.3% in the same time period in 2021. We believe that the improvement in the gross margin percentage was due to our decision to dial back on the level of product discounts offered to our customers during the six months ended June 30, 2022 compared to the same period in 2021.

Selling and marketing expenses were $1,335,104 for the six months ended June 30, 2022, down from $1,469,502 for the same period in 2021, which represented 39.5% and 29.2% of net sales, respectively. The decrease was due to decreased marketing expenditures resulting from a reduced advertising budget for the six months ended June 30, 2022 compared to the same period in 2021. We continue to track our marketing spend closely and utilize benchmark e-commerce metrics such as cost per acquisition, lifetime value per customer and others to drive allocation of our limited marketing resources.

General and administrative expenses were $1,286,511 for the six months ended June 30, 2022 compared to $1,432,135 for the same period in 2021. This 10.2% decrease in general and administrative expense was the result of operating with a leaner staff in the six months ended June 30, 2022 compared to the same period in 2021, which led to a decrease in salary expenses. These reductions were not sufficient to lower general and administrative expenses as a percentage of revenue.

Shipping and distribution expenses were $661,851 for the six months ended June 30, 2022, compared to $1,129,368 for the same period in 2021. The decrease was due to a combination of the reduction in shipping volume (resulting from the decrease in our sales) well as the use of more efficient shipping methods.

Interest expenses were $525,074 for the six months ended June 30, 2022, compared to $657,685 for the same period in 2021. The 20.2% decrease for the six months ended June 30, 2022 versus the same period in 2021 was primarily the result of the conversion of the Black Oak debt to equity in April of 2022.

In the six months ended June 30, 2021 we recorded a non-cash gain of $1,876,980 as a change in fair market value of Series A-2 warrant liability reflecting the change in fair value of outstanding Preferred Stock warrants, which were reclassified in June 2021 to equity following the elimination of the contingent redemption feature of the underlying stock, as discussed under “Liquidity and Capital Resources – Equity Issuances” below. This was a one-time gain during the six months ended June 30, 2021 that we did not have during the six months ended June 30, 2022, which significantly offset our losses during the six months ended June 30, 2021, and was a major contributor to the Company’s relatively low net loss for the six months ended June 30, 2021 compared to June 30, 2022.

As a result of the foregoing, we incurred a net loss for the six months ended June 30, 2022 of $1,887,989 versus a net loss in the same period of 2021 of $71,151. We currently expect that this loss will increase modestly during the second half of 2022. It is possible that we will continue to incur losses in the future if we experience unforeseen expenses, difficulties, complications, and delays, and other unknown events.

6

Liquidity and Capital Resources

Since inception, we have funded operations through borrowings and the issuance of equity securities and bonds. Our net cash provided by financing activities was $1,550,962 in the six months ended June 30, 2022 and our net cash used in operating activities was $1,437,619 in the same period. As of June 30, 2022, our cash on hand was $177,004 including $125,000 of cash being held in a separate account that can only be used in the event of a default on the company’s Loan and Security Agreement with Crossroads Financing, LLC (discussed further below in this report).

To fund operations, we have been working with our investors and lenders. Based on our business and development plans, we are dependent upon raising a minimum of $2.0 million in combined debt and equity to fund operations for a period in excess of one year from the date of this report. As of September 2022, we do not have capital to fund operations through the end of 2022. Our future capital requirements will depend on many factors, including: the costs and timing of future product and marketing activities, including product manufacturing, marketing, sales and distribution for any of our products; the expenses needed to attract and retain skilled personnel; and the timing and success of the private placement of debt and/or equity. Until such time, if ever, as we can generate more substantial product revenues, we expect to finance our cash needs through a combination of equity or debt financings.

Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon our creditworthiness as well as market conditions. In addition, any equity securities we issue, including any preferred stock, may be on terms that are dilutive or potentially dilutive to our existing stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price per share of our prior equity issuances. The holders of any equity securities we issue, including any preferred stock, may also have rights, preferences or privileges which are senior to those of existing holders of Common and Preferred Stock. If after these efforts our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives or dispose of material assets.

Our cash from operations may also be negatively impacted by a decrease in demand for our products, the COVID-19 pandemic, the inflationary economic environment, as well as other factors outside of our control.

Indebtedness

As of June 30, 2022, the company had total debt of $2,859,079, consisting of:

•	$1,627,228 of senior secured borrowings under the credit agreement with Crossroads Financing, LLC ("Crossroads”), which is classified as long-term debt

•	$285,851 of additional loans payable, of which $135,851 is classified as short-term debt

•	$684,000 of convertible bonds, which is classified as long-term debt

•	$262,000 of bonds payable, which is classified as long-term debt

7

Loans

We entered into a Credit Agreement (the “Black Oak Credit Agreement”) with Black Oak Capital Partners (together with its affiliated companies, “Black Oak Capital”) in July 2017, which was subsequently amended a number of times to increase borrowing amounts and extend the maturity. As of December 31, 2021 there were $5,750,000 of borrowings and $250,000 in accrued interest owed under the Black Oak Credit Agreement. We also issued warrants for 2,082,747 shares of Series A-2 Preferred Stock to Black Oak Capital in connection with the Black Oak Credit Agreement. Fees and Series A-2 Preferred Stock warrants issued in connection with the Black Oak Credit Agreement resulted in a discount and loan premium to the senior credit agreement.

On April 1, 2022, the company entered into a debt conversion and release agreement (the “Debt Conversion Agreement”) with Black Oak-Hylete-Senior Debt, LLC, BOCM3-Hylete-Senior Debt, LLC, Black Oak-Hylete-Senior Debt 2, LLC, BOCM3-Hylete-Senior Debt 2, LLC, Black Oak α Equity Fund, LLC, and Black Oak-Hylete-Senior Debt 3, LLC (together, the “Black Oak Lenders”). Pursuant to the Debt Conversion Agreement, the Black Oak Lenders agreed (1) to terminate all prior credit agreements between the company and the Black Oak Lenders relating to six million dollars ($6,000,000) of indebtedness owed by the company to the Black Oak Lenders (the “Debt”), other than the security agreements relating to such indebtedness, and to cancel the Debt and (2) to release, waive, discharge and covenant not to sue the company, including its affiliates, directors, employees, shareholders, former shareholders, employees, agents, representatives, successors and assigns (collectively, “Releases”) from any claims the Black Oak Lenders may have or have, in connection with the prior credit agreements. Pursuant to the Debt Conversion Agreement, on April 1, 2022, the company converted all of the Debt into shares of Series B-2b Preferred Stock, par value $0.001 per share (“Series B-2b Preferred”), of the company and issued 20,889,183 shares of Series B-2b Preferred at a price of $0.28723 per share to entities designated by the Black Oak Lenders. The company also agreed to issue an additional 1,044,459 shares of B-2b Preferred, which represented a 5% closing fee on the amount of Debt converted.

In October 2019, the company received a PayPal Working Capital business loan offered by WebBank for $200,000. The company paid a one-time fixed loan fee of $5,923, which was recorded as interest expense. There were no other fees or interest associated with this loan. Repayments of 10% of the company’s sales proceed transacted via PayPal were deducted daily from the company’s PayPal merchant account. A minimum payment of $20,592 was required every 90 days. In July 2020, the loan was paid in full. In the same month, the company received a new loan with PayPal Working Capital for $75,000 with similar payment terms and paid a one-time fixed loan fee of $960, which was recorded as interest expense. In November 2020, the loan was paid in full, and the company received another loan with PayPal Working Capital for $150,000 with similar payment terms and paid a one-time fixed loan fee of $4,212, which was recorded as interest expense. In April 2021, the loan was paid in full. In the same month, the company received a new loan with PayPal Working Capital for $150,000 with similar payment terms and paid a one-time fixed loan fee of $8,790, which was recorded as interest expense. In September 2021, the loan was paid in full, and the company received another loan for $200,000 with similar payment terms and paid a one-time fixed loan fee of $7,203, which was recorded as interest expense. In May 2022, the loan was paid in full. As of June 30, 2022 and December 31, 2021, a loan balance remained of $0 and $95,323, respectively.

In January 2021, the company received a Stripe Capital Program loan offered by Celtic Bank for $36,000. The company paid a one-time fixed loan fee of $6,048, which was recorded as interest expense. There were no other fees or interest associated with this loan. Repayments of 19.80% of the company’s sales proceed transacted via Stripe were deducted daily from the company’s Stripe merchant account. A minimum payment of $4,672 was required every 60 days. In September 2021, the loan was paid in full. In November 2021, the company received a new loan with Stripe Capital Program for $66,300 with similar payment terms and paid a one-time fixed loan fee of $10,475, which was recorded as interest expense. As of December 31, 2021, a loan balance of $29,014 remained. In January 2022, the company received an additional loan for $68,600 with similar payment terms and paid a one-time fixed loan fee of $12,348, which was recorded as interest expense. In May 2022, the company received an additional loan from Stripe Capital Program for $146,100 with similar payment terms and paid a one-time fixed loan fee of $15,486, which was recorded as interest expense. As of June 30, 2022, a loan balance of $135,851 remained.

8

In January 2022, the Company entered into a Loan and Security Agreement with Crossroads Financing, LLC ("Crossroads”). Pursuant to this agreement, the company may request advances from Crossroads from time to time in the total maximum aggregate amount of up to $1,700,000. The maximum aggregate amount borrowable under the agreement at any time may be lower based on the value of the company’s inventory as of the date of such request. Along with this transaction, the Company signed a three-party intercreditor and subordination agreement with Black Oak Fund4, LLC and Crossroads. The company had borrowed $ 1,627,228 under this agreement as of June 30, 2022 and owes $1,440,605 as of the date of this report.

Interest accrues monthly on amounts borrowed under this agreement at the greater of (i) the three month LIBOR rate plus 16% or (ii) 16%, computed on the basis of a 360 day year, and interest payments are due and payable on the first day of each month following the prior calendar month. Interest will be charged on the greater of the actual amount outstanding under the agreement or $1,000,000 – whichever is greater. Additionally, there are annual facility fees of 2% of the $1,700,000 maximum aggregate amount borrowable under the agreement. During the term of the agreement, the minimum monthly fee due under the agreement is $13,500 per month (inclusive of interest and other applicable fees) payable by the Company to Crossroads.

Payments of principal during the term of the agreement will only be required to the extent that the company’s outstanding balance under the agreement exceeds the maximum aggregate amount borrowable under the agreement (as described above). In such a case, the company will be required to pay to Crossroads an amount sufficient to reduce the balance owed by the Company under the agreement to the maximum aggregate amount borrowable under the agreement. Pursuant to the agreement, and to secure any obligations of the Company to Crossroads under this agreement, the Company has pledged as collateral all present and future assets of the Company.

Payment of all outstanding principal and interest due under the agreement is due at the termination of the agreement, which is initially 2 years from the effective date of the agreement. There is an early termination fee if the Company terminates the agreement prior to the end of the initial term. If terminated in the first year of the agreement, the termination fee is 3% of $1,700,000. If terminated in the second year of the agreement, the termination fee is 1% of $1,700,000.

During the period from July 1 to August 18, 2022, the Company received advances of $813,000 from Black Oak Capital, which is classified as other current liabilities as the debt agreements have not been finalized as of the date of this report. These advances were made pursuant to a non-binding term sheet under which Black Oak Capital was to provide $1,400,000 in bridge financing to HYLETE. In early September 2022, the Company was informed by Black Oak that they did not intend to fund the remainder of their $1,400,000 commitment. This change in the level of commitment from Black Oak may have a material adverse impact on HYLETE and may also limit the Company’s ability to repay the Crossroads loan described above. If the Company is unable to make the requisite payments to Crossroads, then Crossroads may elect to enforce their secured interest in the Company’s assets.

Loans under the CARES Act

We applied for assistance via three programs being offered by the Small Business Administration (“SBA”) in response to the COVID-19 crisis: The Paycheck Protection Program (“PPP”) Loan; the Economic Injury Disaster Loan (“EIDL”) and Economic Injury Disaster Loan Emergency Advance. On April 14, 2020, we received $10,000 for the Economic Injury Disaster Loan Emergency Advance. In the second quarter of 2020, we were approved and received funds for the PPP and the EIDL loan. The PPP loan funded $492,555 through Radius Bank with a 1% fixed interest rate and a maturity date of two years of first disbursement of this loan. No payments were due on this loan for six months from the date of disbursement. Interest continued to accrue during the deferment period. On November 2, 2020, we received forgiveness of $482,555 in principal and $2,480 in accrued interest, with the SBA deducting $10,000 for the EIDL loan emergency advance, leaving a principal balance of $10,000 on the loan. Monthly payments of $593 for the remaining balance of $10,000 and accrued interest started in December 2020. In February 2021, the loan balance was forgiven, and all payments and interest were returned to the company. On June 4, 2020, the EIDL loan funded $150,000 with a 3.75% per annum interest rate. Monthly installment payments, including principal and interest, of $731 will begin thirty months from the date of the note. The balance of principal and interest will be due thirty years from the date of the note. Principal payments have not yet commenced for this EIDL Loan.

9

Bonds

On May 18, 2018, we commenced an offering under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), of 5,000 Class A Bonds. The price per bond was $1,000 with a minimum investment of $5,000. The target offering was up to $5,000,000. The Class A Bond offering was closed on December 31, 2018 and we issued $946,000 of Class A Bonds, the proceeds of which were used for operations. The Class A Bonds bear interest at 1% per month, or 12% per year, paid monthly. In connection with the Class A Bond offering, we paid fees of $67,845, which were recorded as a discount to the bonds. The discount is amortized using the straight-line method over the term of the bonds (36 months), due to the short-term nature of the bonds. As of December 31, 2021, the discount was fully amortized to interest expense. In June 2019, we offered our Class A Bond holders the opportunity to convert their existing debt (principal only) at an IPO of the company and listing on a major exchange at a 20% discount to the IPO share price. Class A Bond debt holders who accepted the offer to convert represent $684,000 of debt that was reclassed to convertible bonds on our balance sheet as of June 30, 2022.

In August 2021, the bondholders approved an extension of the maturity on their bonds for an additional three years.

Equity Issuances

On June 14, 2021, we filed a Second Amended and Restated Certificate of Incorporation with the State of Delaware to authorize, sell and issue Series B-1, Series B-2a and Series B-2b Preferred Stock, and reclassify the Series AA Preferred Stock into Series B-3 Preferred Stock and reclassify the Series A, A-1 and A-2 Preferred Stock into Series B-4 Preferred Stock. In addition, each share of Common Stock issued and outstanding immediately prior to the effective date of this amendment was automatically reclassified to one share of Common Stock and one share of Series B-5 Preferred Stock. Any outstanding options, warrants or other rights exercisable for Common Stock became exercisable for an equivalent number of shares of Common Stock and Series B-5 Preferred Stock. All warrants exercisable for Series A-2 Preferred Stock became exercisable for an equivalent number of shares of Series B-4 Preferred Stock.

On June 18, 2021, we entered into a stock purchase agreement with Black Oak Capital and, on June 22, 2021 issued 9,825,113 shares of Series B-1 Preferred Stock at a price of $0.10178 per share, for total proceeds of $1,000,000. Under the stock purchase agreement, we were permitted to sell an additional 19,650,226 shares of Series B-1 Preferred Stock until October 21, 2021. In July and August 2021, we sold 19,650,226 additional shares of Series B-1 Preferred Stock to Black Oak Capital for gross proceeds of $2,000,000.

On April 1, 2022, we entered into the Debt Conversion Agreement under which the company converted all of the Debt owed under the Black Oak Credit Agreement into shares of Series B-2b Preferred Stock and issued 20,889,183 shares of Series B-2b Preferred at a price of $0.28723 per share to entities designated by the Black Oak Lenders. The company also agreed to issue an additional 1,044,459 shares of B-2b Preferred, which represented a 5% closing fee on the amount of Debt converted.

On June 10, 2022, the Company commenced an offering pursuant to Regulation Crowdfunding under the Securities Act (the “Offering”), pursuant to which it is offering to sell up to 5,862,068 shares of its Series B-2a Preferred Stock, at a price of $0.29 per share. As of September 20, 2022, the Company has commitments for investors to purchase 592,100 shares of Series B-2a Preferred Stock for gross proceeds of $171,709. The Company has not closed on any of these investment as of the date of this report.

Seasonality

Generally, our business is affected by the pattern of seasonality common to most retail apparel businesses. Historically, we have recognized a significant portion of our revenues during the holiday season in the fourth fiscal quarter of each year.

10

Inflation

Inflationary factors such as increases in the cost of our product, the cost of shipping and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, the current high rate of inflation may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenue if the selling prices of our products do not increase with these increased costs.

Trend Information

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. In March of 2020, the company assigned most of the workforce in our San Diego headquarters to work from home. We expect to return to the office some time in 2023.

If, as a result of COVID-19, we face disruptions in our supply chain, or are unable to continue to ship from our third-party fulfillment center or timely deliver orders to our customers, we may not be able to retain our customers or attract new customers. We cannot predict the duration or severity of the economic impact of COVID-19 or its ultimate impact on our wholesale operations. The ultimate financial impact on the company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time.

Item 2. Other Information

None.

11

Item 3. Condensed Financial Statements

HYLETE, INC.

CONDENSED BALANCE SHEETS

AT JUNE 30, 2022 AND DECEMBER 31, 2021

(unaudited)

	June 30, 2022	December 31, 2021
ASSETS
Current Assets:
Cash and cash equivalents	$177,004	$59,661
Accounts receivable	98,357	31,329
Inventory	2,366,722	3,065,154
Vendor deposits	284,669	464,284
Other current assets	110,566	99,683
Total current assets	3,037,318	3,720,111

Non-Current Assets:
Property and equipment, net	141,304	193,530
Total non-current assets	141,304	193,530
TOTAL ASSETS	$3,178,622	$3,913,641

LIABILITIES & STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$2,389,509	$3,135,997
Accrued expenses	695,273	759,506
Other current liabilities	307,000	250,000
Loan payable, net of issuance costs	135,851	124,337
Total current liabilities	3,527,633	4,269,840

Non-Current Liabilities:
Other long-term liabilities	50,000	50,000
Loan payable, net of issuance costs	1,723,044	158,861
Loan payable- related party, net of issuance costs	–	6,556,250
Bonds	262,000	262,000
Convertible bonds	684,000	684,000
Total non-current liabilities	2,719,044	7,711,111
TOTAL LIABILITIES	6,246,677	11,980,951

Stockholders' Deficit:
Series B-1 preferred stock, $0.001 par value, 50,000,000 total shares authorized, 29,475,339 issued and outstanding at June 30, 2022 and December 31, 2021 (liquidation preferences of $9,000,000)	2,830,803	2,830,803
Series B-2a preferred stock, $0.001 par value, 7,000,000 total shares authorized, 800,752 issued and outstanding at June 30, 2022 and December 31, 2021 (liquidation preferences of $690,000)	230,000	230,000
Series B-2b preferred stock, $0.001 par value, 22,000,000 total shares authorized, 21,933,642 issued and outstanding at June 30, 2022, 0 at December 31, 2021 (liquidation preferences of $12,000,000)	6,000,000	–
Series B-3 preferred stock, $0.001 par value, 19,000,000 total shares authorized, 14,142,088 issued and outstanding at June 30, 2022 and December 31, 2021 (liquidation preferences of $8,685,246)	1,439,382	1,439,382
Series B-4 preferred stock, $0.001 par value, 16,000,000 total shares authorized, 12,474,000 issued and outstanding at June 30, 2022 and December 31, 2021 (liquidation preferences of $9,434,212)	1,269,604	1,269,604
Unit consisting of one share of common stock and one share of Series B-5 preferred stock (“Common Stock Unit”), $0.001 par value, 155,000,000 of common stock total shares authorized, 19,000,000 of Series B-5 preferred stock total shares authorized, 15,587,941 units issued and outstanding at June 30, 2022 and December 31, 2021 (Series B-5 preferred stock liquidation preferences of $7,793,971)	15,587	15,587
Additional paid-in capital	20,232,022	19,344,778
Accumulated deficit	(35,085,453)	(33,197,464)
Total Stockholders' Deficit	(3,068,055)	(8,067,310)
TOTAL LIABILITIES & STOCKHOLDERS’ DEFICIT	$3,178,622	$3,913,641

See accompanying notes to condensed financial statements.

12

HYLETE, INC.

CONDENSED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(unaudited)

	June 30, 2022	June 30, 2021

Net Sales	$3,378,975	$5,024,780

Cost of Sales	1,462,424	2,294,971

Gross Profit	1,916,551	2,729,809

Operating Expenses:
Selling and marketing	1,335,104	1,469,502
General and administrative	1,286,511	1,432,135
Shipping and distribution	661,851	1,129,368
Total Operating Expenses	3,283,466	4,031,005

Loss from Operations	(1,366,915)	(1,301,196)

PPP loan forgiveness	–	(10,000)
Interest expense	525,074	657,685
Change in fair market value of Series A-2 warrant liability	–	(1,876,980)
(Gain) loss on disposal of long-term assets	(4,000)	(750)

Net Loss	$(1,887,989)	$(71,151)

Accrual of Preferred Stock Dividend and Discount Amortized	–	(259,412)

Net Loss Attributable to Common Stockholders	$(1,887,989)	$(330,563)

Basic and diluted loss per common share	$(0.12)	$(0.02)
Weighted average shares- basic and diluted	15,587,941	15,470,495

See accompanying notes to condensed financial statements.

13

HYLETE, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS' DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2022

AND FOR THE YEAR ENDED DECEMBER 31, 2021

(unaudited)

	Preferred Stock		Common Stock Unit		Common Stock A
	Shares	Amount	Shares	Amount	Shares	Amount

Balance as of December 31, 2020	–	$–	–	$–	15,195,394	$15,195

Net Loss	–	–	–	–	–	–

Net proceeds from sale of common stock	–	–	380,647	380	–	–
Dividend accretion on preferred stock	–	–	–	–	–	–
Reclassification of Common Stock A to Common Stock Unit	–	–	15,195,394	15,195	(15,195,394)	(15,195)
Reclassification of preferred stock warrant liability to additional paid-in capital	–	–	–	–	–	–
Elimination of preferred stock redemption characteristic	26,616,088	14,581,929	–	–	–	–
Equity conversion to Series B preferred stock	–	(11,872,943)	–	–	–	–
Debt conversion to Series B-2a preferred stock	800,752	230,000	–	–	–	–
Net proceeds from sale of Series B preferred stock	29,475,339	2,830,803	–	–	–	–
Exercise of stock options and warrants	–	–	11,900	12	–	–
Stock-based compensation	–	–	–	–	–	–

Balance as of December 31, 2021	56,892,179	$5,769,789	15,587,941	$15,587	–	$–

Net Loss	–	–	–	–	–	–

Net proceeds from sale of common stock	–	–	–	–	–	–
Reclassification to additional paid-in capital	–	–	–	–	–	–
Debt conversion to Series B-2b preferred stock	21,933,642	6,000,000	–	–	–	–
Stock-based compensation	–	–	–	–	–	–

Balance as of June 30, 2022	78,825,821	$11,769,789	15,587,941	$15,587	–	$–

(Continued)

14

	Subscription	Additional Paid-in	Accumulated	Stockholders'
	Receivable	Capital	Deficit	Deficit

Balance as of December 31, 2020	$(52,930)	$7,131,846	$(30,465,677)	$(23,371,566)

Net Loss	–	–	(2,731,787)	(2,731,787)

Net proceeds from sale of common stock	52,930	318,003	–	371,313
Dividend accretion on preferred stock	–	(259,412)	–	(259,412)
Reclassification of Common Stock A to Common Stock Unit	–	–	–	–
Reclassification of preferred stock warrant liability to additional paid-in capital	–	182,991	–	182,991
Elimination of preferred stock redemption characteristic	–	–	–	14,581,929
Equity conversion to Series B preferred stock	–	11,872,943	–	–
Debt conversion to Series B-2a preferred stock	–	–	–	230,000
Net proceeds from sale of Series B preferred stock	–	–	–	2,830,803
Exercise of stock options and warrants	–	196	–	208
Stock-based compensation	–	98,211	–	98,211

Balance as of December 31, 2021	$–	$19,344,778	$(33,197,464)	$(8,067,310)

Net Loss	–	–	(1,887,989)	(1,887,989)

Net proceeds from sale of common stock	–	–	–	–
Reclassification to additional paid-in capital	–	841,146	–	841,146
Debt conversion to Series B-2b preferred stock	–	–	–	6,000,000
Stock-based compensation	–	46,098	–	46,098

Balance as of June 30, 2022	$–	$20,232,022	$(35,085,453)	$(3,068,055)

See accompanying notes to condensed financial statements.

(See Note 10 for additional information on equity conversion)

15

HYLETE, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(unaudited)

	June 30, 2022	June 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,887,989)	$(71,151)
Adjustments:
Depreciation and amortization	52,226	23,988
Stock-based compensation	46,098	49,909
Amortization of debt discounts	21,946	58,956
Net (gain) loss on disposal of long-term assets	(4,000)	(750)
Net (gain) loss on debt extinguishment	–	(10,000)
Change in fair market value of Series A-2 warrant liability	–	(1,876,980)
Changes in:
Accounts receivable	(67,028)	9,562
Inventory	698,432	(29,604)
Vendor deposits	179,615	(360,668)
Other current assets	(10,883)	52,619
Accounts payable	(746,488)	702,044
Accrued expenses	223,452	(6,158)
Other current liabilities	57,000	–
Net Cash used in Operating Activities	(1,437,619)	(1,458,233)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	–	–
Proceeds from sale or property and equipment	4,000	750
Other non-current assets	–	(162,250)
Net Cash used in Investing Activities	4,000	(161,500)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on loans payable	1,890,877	436,000
Payments on loans payable	(339,915)	(180,314)
Net proceeds from sale of common stock	–	319,881
Subscription receivable	–	52,930
Net proceeds from sale of preferred stock	–	930,803
Net Cash provided by Financing Activities	1,550,962	1,559,300

NET CHANGE IN CASH AND CASH EQUIVALENTS	117,343	(60,433)
CASH AND CASH EQUIVALENTS, beginning of year	59,661	153,801
CASH AND CASH EQUIVALENTS, end of year	$177,004	$93,368
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$292,527	$452,941
Cash paid for income taxes	$–	$800
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Reclassification of preferred stock warrant liability to additional paid-in capital	$–	$182,991
Reclassification to additional paid-in capital	$841,146	$–
Accretion of preferred stock dividends	$–	$259,412
Elimination of preferred stock redemption characteristic	$–	$14,581,929
Equity conversion to Series B preferred stock	$–	$11,872,943
Debt conversion to Series B preferred stock	$6,000,000	$–
Accrued interest and fees added to equity balance of Series B-1 purchase	$–	$245,946

See accompanying notes to condensed financial statements.

16

HYLETE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

Note 1 – Organization and Nature of Business

HYLETE, LLC was organized under the laws of the State of California on March 26, 2012. In January 2015, the HYLETE, LLC was converted to a California corporation named HYLETE, Inc. (referred to as “HYLETE” or the “Company”). The Company reincorporated in Delaware in January 2019. The Company’s principal corporate office is located at 11622 El Camino Real, Suite 100, San Diego, CA 92130, and its telephone number is (858) 225-8998. Our website address is www.hylete.com. The Company specializes in the design, development, and distribution of premium fitness apparel, direct to consumers through its own website, affiliate marketing partners and select third party retailers.

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. In March of 2020, the Company assigned most of the workforce in our San Diego headquarters to work from home. As of the date of this report, the majority of the Company’s work force is continuing to work from home and expect to return to the office sometime in 2023.

As the Company’s third-party logistics partners are qualified as essential businesses as defined by the relevant regulations, we continued to ship from our fulfillment centers with little disruption. Early in the pandemic, the reduced manpower in warehouses, together with increased DTC orders, led to minor delivery delays. We have not experienced any significant disruptions in our supply chain or any significant carrier interruptions or delays as a result of COVID-19. If we face disruptions in our supply chain, or are unable to continue to ship from our third-party fulfillment center or timely deliver orders to our customers, we may not be able to retain our customers or attract new customers.

The ultimate financial impact on the Company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time.

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations and has a working capital deficit of $0.5 million and an accumulated deficit of approximately $35.1 million as of June 30, 2022. The Company requires substantial capital to implement their plans and meet obligations as they become due. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

To fund operations, the Company has been working with our investors as well as our lenders. Based on our business and development plans, the Company is dependent upon raising a minimum of $2.0 million in combined debt and equity to fund operations for a period in excess of one year from the date of this report. As of September 22, 2022, we do not have capital to fund operations through the end of Q4 2022. Our future capital requirements will depend on many factors, including: the costs and timing of future product and marketing activities, including product manufacturing, marketing, sales and distribution for any of our products; the expenses needed to attract and retain skilled personnel; and the timing and success of the private placement of debt and/or equity. Until such time, if ever, as we can generate more substantial product revenues, we expect to finance our cash needs through a combination of equity or debt financings.

17

In order to meet these additional cash requirements, we may seek to sell additional equity or convertible securities that may result in dilution to our stockholders. If we raise additional funds through the issuance of convertible securities, these securities could have rights senior to those of our common stock and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. If we raise additional funds through collaboration and licensing agreements with third parties, it may be necessary to relinquish valuable rights to our product candidates or future revenue streams or to grant licenses on terms that may not be favorable to us.

Note 3 – Summary of Significant Accounting Policies

Basis for presentation - These unaudited financial statements of HYLETE, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

We have prepared the accompanying interim financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. These interim financial statements are unaudited and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our balance sheets, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for 2022. Certain information and footnote disclosures normally included in interim financial statements prepared in accordance with US GAAP have been omitted in accordance with the rules and regulations of the SEC. These interim financial statements should be read in conjunction with the audited financial statements and accompanying notes.

Accounting estimates – The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Examples of our significant accounting estimates that may involve a higher degree of judgment and complexity than others include: the valuation of inventories; the valuation and assessment of the recoverability of indefinite-lived and long-lived assets; and the fair market value of the common and preferred stock warrant liabilities. Actual results could differ from those estimates.

Fair value of financial instruments – Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1

Observable inputs – unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2

Observable inputs – other than the quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and

18

Level 3

Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, vendor deposits, accounts payable, and accrued expenses. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments.

Accounts receivable – The Company carries its accounts receivable at invoiced amounts less allowances for customer credits, doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. Receivables are determined to be past due based on individual credit terms. A reserve for doubtful accounts is maintained based on the length of time receivables are past due, historical collections or the status of a customer’s financial position. The Company did not have a reserve recorded as of June 30, 2022 and December 31, 2021. Receivables are written off in the year deemed uncollectible after efforts to collect the receivables have proven unsuccessful. For the six months ended June 30, 2022 and 2021, the Company wrote off $458 and $4,246 of uncollectible accounts, respectively.

Goodwill and intangible assets – Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.

Impairment of Goodwill and long-lived assets – Goodwill and other indefinite-lived intangible assets are tested annually for impairment in the fourth fiscal quarter and in interim periods if events or changes in circumstances indicate that the assets may be impaired. If a qualitative assessment is used and we determine that the fair value of a reporting unit or indefinite-lived intangible asset is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment and a reporting unit’s carrying value exceeds its fair value, the difference is recorded as an impairment. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment. During the six months ended June 30, 2022 and 2021, no impairments were needed.

Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amounts or their estimated fair values less costs to sell and are not depreciated. During the year ended December 31, 2020, we expensed items related to patents and trademarks which no longer represented long-lived assets. During the six months ended June 30, 2022 and 2021, no impairment was needed.

Accounting for preferred stock – ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. (See Note 10)

19

Revenue recognition – Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company’s customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue is recorded net of sales taxes collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management’s estimates and the Company’s historical experience. The Company’s liability for sales return refunds is recognized within other current liabilities, and an asset for the value of inventory which is expected to be returned is recognized within other current assets on the balance sheet. The Company generally allows a 60 day right of return to its customers. The Company had a reserve for returns of $31,889 and $62,915 recorded within accrued expenses as of June 30, 2022 and December 31, 2021, respectively. Proceeds from the sale of gift cards are initially deferred and recognized within accrued expenses on the balance sheet and are recognized as revenue when tendered for payment. Based on historical experience, and to the extent there is no requirement to remit unclaimed card balances to government agencies, an estimate of the gift card balances that will never be redeemed is recognized as revenue in proportion to gift cards which have been redeemed. In addition, the Company records a liability for deposits for future products, credits provided to equity investors in connection with their investment, etc. The liability is relieved, and the revenue is recognized once the revenue recognition criteria is met. As of June 30, 2022 and December 31, 2021, deferred revenue of approximately $264,000 and $234,000 were present within accrued liabilities on the accompanying balance sheet, respectively.

Cost of sales – Cost of sales consists primarily of inventory, freight in, customs duties/tariffs and taxes.

Shipping and handling – The Company recognizes shipping and handling billed to customers as a component of net sales, and the cost of shipping and handling as a component of operating expenses. Total shipping and handling billed to customers as a component of net sales was approximately $85,000 and $80,000, for the six months ended June 30, 2022 and 2021, respectively. Total shipping and handling costs included in operating expenses was approximately $411,000 and $691,000, for the six months ended June 30, 2022 and 2021, respectively.

Advertising and promotion – Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the six months ended June 30, 2022 and 2021, amounted to approximately $248,000 and $493,000, respectively, which is included in selling and marketing expense.

Stock based compensation – The Company estimates the fair value of the stock warrants and options using the Black-Scholes option pricing model. The expected lives were determined using the simplified method. Key input assumptions used to estimate the fair value of stock warrants and options include the exercise price of the award, the expected term, the expected volatility of the Company’s stock over the expected term, the risk-free interest rate over the term, the Company expected annual dividend yield and forfeiture rate. The Company’s management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of the Company’s stock warrants and options granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards. The Company had no data to support estimates of expected forfeitures.

Basic loss per common share – Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the conversion of preferred stock, and exercise of options and warrants. As of the six months ended June 30, 2022 and 2021, the effect of dilutive securities was anti-dilutive and thus is not included. For the six months ended June 30, 2022 and 2021, total shares excluded were 83,792,368 and 42,069,468, respectively (shares that would result from the conversion of the convertible bonds are not included due to the fact that the conversion price cannot be determined at this time). Basic and dilutive net loss per common share for the six months ended June 30, 2022 and 2021, includes accrued preferred stock dividends of $0 and $259,412, respectively, as an increase to net loss available for common shareholders.

20

Total shares excluded consisted of the following for the six months ended June 30, 2022 and 2021:

	June 30, 2022	June 30, 2021

Common stock options	1,420,000	2,081,720
Common stock warrants	1,456,800	1,456,800
Preferred stock shares	78,825,821	36,441,201
Preferred stock warrants	2,089,747	2,089,747
	83,792,368	42,069,468

Note 4 – Property and Equipment

Property and equipment consisted of the following as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021

Auto	$47,784	$47,784
Computer Hardware and Software	60,859	60,859
Office Furniture, Fixtures and Equipment	51,689	61,388
Website Development	354,029	354,029
Production Molds	215,500	215,500
	729,861	739,560
Accumulated Depreciation	(588,557)	(546,030)
	$141,304	$193,530

Depreciation and amortization expense related to property and equipment amounted to $52,226 and $23,988 for the six months ended June 30, 2022 and 2021, respectively.

Note 5 – Loans Payable, Related Party

On June 29, 2016, the Company entered into a senior credit agreement with a lender (Black Oak Capital). Black Oak Capital is the lead investor in the Series B Round, which had its initial funding in June 2021. Black Oak Capital has elected one of the two current directors and has the right to elect 2 of the remaining 3 directors. Under the initial senior credit agreement with Black Oak Capital, the principal was due three years from the date of issuance on June 29, 2019. The lender had offered the Company up to $3,150,000, which accrued interest at a rate equal to 12.50% per annum, which was payable monthly. In July 2017, the Company amended and restated the agreement to borrow up to an additional amount of $1,000,000, raising the maximum available to be borrowed to $4,150,000. In March 2018, the amounts borrowable under the senior credit agreement were increased by an additional $500,000. In February 2019, the lender agreed to an additional $1,725,000 to provide working capital to maintain and expand the operations. In March 2019, the lender distributed $1,100,000 of the expected $1,725,000. On August 1, 2019, the Company issued $500,000 of additional promissory notes to Black Oak Capital as part of a reduction of its senior note from $5,375,000 to $5,000,000 and an additional funding of $125,000. On December 31, 2019, the Company amended the senior credit agreement to extend the maturity date to January 31, 2020, a replacement from its original maturity date of December 31, 2019.

21

In the first quarter of 2020, the Company issued $500,000 of additional promissory notes to Black Oak Capital with an initial maturity date of December 31, 2020. The Company paid interest on these additional promissory notes on a monthly basis at a rate of 12.5% per annum. As part of this transaction, Black Oak Capital (1) extended the maturity date of $5,000,000 of senior notes to April 1, 2021 and (2) added an extension fee of $250,000 for the senior secured notes and $25,000 for the promissory note to be paid on the Note Maturity Date or earlier repayment of the Loans, which was recorded as a loan premium to the debt. The loan premium was amortized using the straight-line method over the term of the Loans. As of June 30, 2022 and 2021, the Company amortized $0 and $50,000, respectively, for the senior secured notes and promissory note to interest expense.

In December 2020, the Company amended the senior credit agreement to borrow an additional $250,000 and extended the $500,000 promissory note maturity date to April 1, 2021, originally December 31, 2020. The maturity date of the additional $250,000 occurred upon a Change of Control of the Borrower. The $250,000 note was comprised of $180,500 in new funds, $57,000 in otherwise due to lender in the form of interest payments under the credit agreement “September 2020 Interest Payment, and a closing fee of $12,500. The new note accrued interest at the maximum rate permitted by law and an amount calculated as follows: (A) if all amounts due are satisfied on or before November 15, 2021, the interest rate would be equal to 200% of principal amount; (B) if any amount due remains outstanding after November 15, 2021, the interest would be equal to 250%, with such amount increasing 50% if the aggregate principal amount for each six calendar month period following June 15, 2021 up to a maximum of 400%. Interest under this new note would be paid solely upon a Change of Control of Borrower. As of June 30, 2022 and December 31, 2021, the Company had outstanding accrued interest of $0 and $281,250, respectively, related to this note, which was recorded to interest expense. With the exception of debt described in the preceding sentence, the Company paid interest on a monthly basis related to all other debt under this senior credit agreement.

In March 2021, the Company amended its senior credit agreement to borrow from Black Oak Capital an additional $250,000. The company paid interest on a monthly basis at a rate of 12.5% per annum. In November 2021, Black Oak Capital advanced $250,000 to the Company, which has been reclassified as other current liabilities.

The agreement contained certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The agreement also included a financial covenant related to the Company’s liquidity and required a minimum cash balance of $250,000 to be maintained. As of December 31, 2021, the Company was NOT in compliance with the financial and non-financial covenants. These compliance failures were rectified by the debt conversion described below.

The senior credit agreement was secured by substantially all the Company's assets and shareholder shares in which have been pledged as additional collateral.

As of December 31, 2021, the Company had outstanding borrowings of $6,000,000 under its senior credit agreement. On April 1, 2022, the Company signed a debt conversion and release agreement with Black Oak Capital, which converted all of the debt ($6,000,000) into shares of Series B-2b Preferred Stock. The Company also agreed to issue additional shares of Series B-2b Preferred Stock, which represented a 5% closing fee on the amount of debt converted.  As a result of the conversion of the debt, the Company and Black Oak agreed that all prior agreements and any claims that Black Oak had in connection with the prior agreements were terminated. See Note 10 for additional information on conversion.

In June 2022, Black Oak Capital advanced $57,000 to the Company, which is classified as other current liabilities as the debt agreements have not been finalized.

Fees and Series A-2 Preferred Stock warrants issued in connection with the senior credit agreement resulted in a discount and loan premium to the senior credit agreement. During the six months ended June 30, 2022 and year ended December 31, 2021, the Company recorded debt discounts of approximately $0 and $12,500 and loan premiums of $0 and $50,000, respectively, related to costs for obtaining the senior credit agreement. As of June 30, 2022 and 2021, discounts and loan premiums of approximately $0 and $56,000, respectively, had been amortized to interest expense in conjunction with this agreement. The Company was recording the debt amortization using the straight-line method due to the relatively short term of the senior credit agreement. As of December 31, 2021, no debt discount remained.

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Note 6 – Loans Payable

In November 2020, the Company entered into a PayPal Working Capital business loan offered by WebBank for $150,000. The Company paid a one-time fixed loan fee of $4,212, which was recorded as interest expense. There were no other fees or interest associated with this loan. Repayments of 10% of the Company’s sales proceed transacted via PayPal were deducted daily from the Company’s PayPal merchant account. A minimum payment of $15,421 was required every 90 days. In April 2021, the loan was paid in full. In the same month, the Company entered a new loan with PayPal Working Capital for $150,000 with similar payment terms and paid a one-time fixed loan fee of $8,790, which was recorded as interest expense. In September 2021, the loan was paid in full, and the Company received a new loan for $200,000 with similar payment terms and paid a one-time fixed loan fee of $7,203, which was recorded as interest expense. In May 2022, the loan was paid in full. As of June 30, 2022 and December 31, 2021, a loan balance remained of $0 and $95,323, respectively.

In January 2021, the Company entered into a Stripe Capital Program loan offered by Celtic Bank for $36,000. The Company paid a one-time fixed loan fee of $6,048, which was recorded as interest expense. There were no other fees or interest associated with this loan. Repayments of 19.80% of the Company’s sales proceed transacted via Stripe were deducted daily from the Company’s Stripe merchant account. A minimum payment of $4,672 was required every 60 days. In September 2021, the loan was paid in full. In November 2021, the Company received a new loan with Stripe Capital Program for $66,300 with similar payment terms and paid a one-time fixed loan fee of $10,475, which was recorded as interest expense. In January 2022, the Company received an additional loan with Stripe Capital Program for $68,600 with similar payment terms and paid a one-time fixed loan fee of $12,348, which was recorded as interest expense. In May 2022, the Company received an additional loan with Stripe Capital Program for $146,100 with similar payment terms and paid a one-time fixed loan of $15,486, which was recorded as interest expense. As of June 30, 2022 and December 31, 2021, a loan balance of $135,851 and $29,014 remained, respectively.

The Company applied for assistance via three programs being offered by the Small Business Administration (“SBA”) in response to the COVID-19 crisis: The Paycheck Protection Program (“PPP”) Loan; the Economic Injury Disaster Loan (“EIDL”) and Economic Injury Disaster Loan Emergency Advance. On April 14, 2020, the Company received $10,000 for the Economic Injury Disaster Loan Emergency Advance. In the second quarter of 2020, the Company was approved and received funds for the PPP and the EIDL loan. The PPP loan funded $492,555 through Radius Bank with a 1% fixed interest rate and a mature date of two years of first disbursement of this loan. No payments were due on this loan for six months from the date of disbursement. Interest continued to accrue during the deferment period. The Company was eligible to apply for loan forgiveness 8 weeks after the first disbursement. The amount of forgiveness was calculated in accordance with the requirements of the PPP, including the provisions of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). Not more than 25% of the amount forgiven could be attributable to non-payroll costs. The Company applied for forgiveness of the PPP loan in the third quarter of 2020. On November 2, 2020, the Company received forgiveness of the PPP loan of $482,555 in principal and $2,480 in accrued interest, with the SBA deducting $10,000 for the EIDL loan emergency advance, leaving a principal balance of $10,000 on the loan. Monthly payments of $593 for the remaining balance of $10,000 and accrued interest started in December 2020 and go through the maturity date of May 1, 2022. In February 2021, the loan balance was forgiven, and all payments and interest were returned to the Company. On June 4, 2020, the EIDL loan funded $150,000 with a 3.75% per annum interest rate. Monthly installment payments, including principal and interest, of $731 will begin thirty months from the date of the note. The balance of principal and interest will be due thirty years from the date of the note. As of June 30, 2022 and December 31, 2021, the Company had outstanding accrued interest for the EIDL loan of $11,651 and $8,861, respectively, which was recorded as interest expense.

In January 2022, the Company entered into a Loan and Security Agreement with Crossroads Financing, LLC ("Crossroads”). Pursuant to this agreement, the Company may request advances from Crossroads from time to time in the total maximum aggregate amount of up to $1,700,000. The maximum aggregate amount borrowable under the agreement at any time may be lower based on the value of the Company’s inventory as of the date of such request. Along with this transaction, the Company signed a three-party intercreditor and subordination agreement with Black Oak Fund4, LLC and Crossroads.

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Interest accrues monthly on amounts borrowed under this agreement at the greater of (i) the three month LIBOR rate plus 16% or (ii) 16%, computed on the basis of a 360 day year, and interest payments are due and payable on the first day of each month following the prior calendar month. Interest will be charged on the greater of the actual amount outstanding under the agreement or $1,000,000 – whichever is greater. Additionally, there are annual facility fees of 2% of the $1,700,000 maximum aggregate amount borrowable under the agreement. During the term of the agreement, the minimum monthly fee due under the agreement is $13,500 per month (inclusive of interest and other applicable fees) payable by the Company to Crossroads.

Payments of principal during the term of the agreement will only be required to the extent that the Company’s outstanding balance under the agreement exceeds the maximum aggregate amount borrowable under the agreement (as described above). In such a case, the Company will be required to pay to Crossroads an amount sufficient to reduce the balance owed by the Company under the agreement to the maximum aggregate amount borrowable under the agreement. Pursuant to the agreement, and to secure any obligations of the Company to Crossroads under this agreement, the Company has pledged as collateral all present and future assets of the Company.

Payment of all outstanding principal and interest due under the agreement is due at the termination of the agreement, which is initially 2 years from the effective date of the agreement. There is an early termination fee if the Company terminates the agreement prior to the end of the initial term. If terminated in the first year of the agreement, the termination fee is 3% of $1,700,000. If terminated in the second year of the agreement, the termination fee is 1% of $1,700,000.

The Company paid fees of $87,779, which was recorded as a discount to the loan. The discount is amortized using the straight-line method over the term of the loan. During the six months ended June 30, 2022, the Company amortized $21,945 to interest expense. As of June 30, 2022, the Company has borrowed $1,763,956, and made payments of $136,728. At June 30, 2022 a loan balance of $1,627,228 remained.

Note 7 – Promissory Notes Payable

On June 27, 2018, the Company received $200,000 under a promissory note (the “Second June 2018 Promissory Note”) agreement, with a maturity date of June 26, 2020. The proceeds were used for operations. Interest accrued on the loan amount at a monthly rate of 1.5%, paid monthly. The Company paid fees of $10,000, which were recorded as a discount to the Promissory Note and fully amortized to interest expense as of December 31, 2019. In September 2021, the note holder elected to convert all amounts due, principal and interest, into Series B-2a Preferred Stock. See Note 10 for additional information on conversion.

Note 8 – Bonds Payable

On May 18, 2018, the Company commenced an offering under Regulation A under the Securities Act of 1933, as amended, of 5,000 Class A Bonds. The price per bond was $1,000 with a minimum investment of $5,000. The target offering was up to $5,000,000. The Class A Bond offering was closed on December 31, 2018 and the Company received proceeds of $821,000. In the first quarter of 2019, the Company received the remaining proceeds of $125,000. As of December 31, 2019, total Class A Bonds issued was $946,000, which amounts were used for operations. The Class A Bonds bear interest at 1% per month, or 12% per year, paid monthly. In connection with the Class A Bond offering, the Company paid fees of $67,845, which was recorded as a discount to the bonds. The discount was amortized using the straight-line method over the term of the bonds (36 months), due to the short-term nature of the bonds. As of December 31, 2021, the discount was fully amortized to interest expense.

In June 2019, the Company offered its Class A Bond debt holders the opportunity to convert their existing debt (principal only) at an IPO of the Company and listing on a major exchange at a 20% discount to the IPO share price. Class A Bond debt holders who accepted the offer to convert represent $684,000 of debt that was reclassed to Convertible bonds on our balance sheet. This is an extinguishment of existing bonds and a beneficial conversion will be recorded upon an IPO, as it is contingent before conversion feature.

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In June 2021, the Company asked bondholders to vote for an extension on their bonds. In August 2021, the bondholder vote passed with more than 51% consent, resulting in the original maturity date of each Class A Bond being extended by three years.

As of December 31, 2021, the following is a schedule of principal amount maturities for all loans, convertible loans, promissory notes, bonds and convertible bonds payable:

Year Ending December 31,	Third Party	Related Party

2022	$124,337	$6,000,000
2023	–	–
2024	821,000	–
2025	125,000	–
2026	–	–
Thereafter	150,000	–
	$1,220,337	$6,000,000

As of June 30, 2022, the following is a schedule of principal amount maturities for all loans, convertible loans, promissory notes, bonds and convertible bonds payable:

Six Months Ending June 30,	Third Party	Related Party

2022	$135,851	$–
2023	–	–
2024	2,448,228	–
2025	125,000	–
2026	–	–
Thereafter	150,000	–
	$2,859,079	$–

Note 9 – Preferred Stock Warrant Liability

During 2021 and 2020, there were no issuance of Series A-2 Preferred Stock warrants in conjunction with a debt or purchase agreement. As of December 31, 2020, the Series A-2 Preferred Stock was contingently redeemable and, accordingly, the related warrants had been presented as a liability in accordance with ASC 480. The Warrants that were treated as a liability were measured to estimated fair value at each reporting period through June 2021. In June 2021, the warrants were revalued one last time and then reclassed to additional paid-in capital as the redemption feature was eliminated when the new Certificate of Incorporation was filed. The warrants have an exercise price of $0.01 and $1.75 per share and expire ten years after issuance.

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Note 10 – Preferred Stock

On June 14, 2021, the Company filed a Second Amended and Restated Certificate of Incorporation with the State of Delaware to authorize, sell and issue a new series of Preferred Stock B, and convert the old series of Preferred Stock A, A-1, A-2 and AA to the new series of Preferred Stock B. Immediately prior to the effective date of the Certificate, the total number of shares the Company was authorized to sell was 88,682,500. The number of shares of Common Stock (“Old Common Stock”) authorized was 36,000,000. The number of shares of Preferred Stock (“Old Preferred Stock”) authorized was 52,682,500 consisting of 1,712,200 for Series A, 5,970,300 for Series A-1, 10,000,000 for Series A-2, and 35,000,000 for Series AA. The Old Preferred Stock contained a redemption right, which no longer exist with the conversion to the new Series B Preferred Stock. The Company is now authorized to issue two classes of Stock, Common Stock and Preferred Stock, for total shares of 288,000,000. The number of Common Stock authorized is 155,000,000 shares. The number of Preferred Stock authorized is 133,000,000 shares, which shall be divided into 1) 50,000,000 shares of Series B-1 Preferred Stock, 2) 7,000,000 shares of Series B-2a Preferred Stock, 3) 22,000,000 shares of Series B-2b Preferred Stock, 4) 19,000,000 shares of Series B-3 Preferred Stock, 5) 16,000,000 shares of Series B-4 Preferred Stock, and 6) 19,000,000 shares of Series B-5 Preferred Stock, collectively known as “Series B Preferred Stock” or “Preferred Stock.” Each share of Common Stock issued and outstanding immediately prior to the effective date of this amendment was automatically reclassified to a unit consisting of one share of Common Stock and one share of Series B-5 Preferred stock (“Common Stock Unit”). Any options and warrants or other rights to purchase Old Common Stock became an option, warrant, or right, or security convertible into, an equivalent number of Common Stock Units. After the effective date of this amendment, any new Common Stock will be issued as a unit consisting of one share of Common Stock and one share of Series B-5 Preferred Stock. All warrants exercisable for Series A-2 Preferred Stock became exercisable for an equivalent number of shares of B-4 Preferred Stock.

In June 2021, the Company entered into a stock purchase agreement that authorized the sale and issuance of 9,825,113 shares of Series B-1 Preferred Stock at a purchase price of $0.10178 per share.

In July and August 2021, the Company entered into a stock purchase agreement that authorized and resulted in the sale and issuance of 19,650,226 shares of Series B-1 Preferred Stock at a purchase price of $0.10178 per share.

In September 2021, the Company signed a debt conversion agreement, which converted $230,000 of debt (principal and interest) into 800,752 shares of Series B-2a Preferred Stock at a price of $0.28723 per share.

In April 2022, the Company signed a debt conversion and release agreement, which converted all of the debt ($6,000,000) into shares of Series B-2b Preferred Stock at a price of $0.28723 per share, and equivalent to 20,889,183 shares of Series B-2b Preferred Stock. The Company also agreed to issue an additional 1,044,459 shares of Series B-2b Preferred Stock, which represented a 5% closing fee on the amount of debt converted.

On June 10, 2022, the Company commenced an offering pursuant to Regulation Crowdfunding under the Securities Act (the “Offering”), pursuant to which it is offering to sell up to 5,862,068 shares of its Series B-2a Preferred Stock, at a price of $0.29 per share. As of the date the financials are available to be issued, no shares have been issued under this offering.

Conversion rights: Shares of Series B-5 Preferred Stock are not convertible. The holders of the Series B Preferred Stock (excluding Series B-5 Preferred Stock) shall have the rights with respect to the conversion of their respective Series B Preferred Stock into shares of Common Stock. Series B Preferred Stock conversion rate shall be obtained by dividing the respective original issue price for the Series B Preferred Stock. The conversion price for Series B-1, Series B-2a, Series B-2b, B-3 and B-4 Preferred Stock shall initially be the original issue price of the Series B Preferred Stock issue price. Such initial Preferred Stock conversion price shall be adjusted from time to time.

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Liquidation rights: Upon a liquidating event, before any distribution or payment shall be made to the holders of any common stock, the holder of Series B Preferred Stock shall be entitled to be paid out of the assets of the Company legally available for distribution, or the consideration received in such transaction, respectively. First an amount per share of Series B-1 Preferred Stock and Series B-2a Preferred Stock equal to three times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each shares held by them on a pro rata basis. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of the Series B-1Preferred Stock and Series B-2a Preferred Stock, of the liquidation preferences set forth, then such assets (or consideration) shall be distributed among the holders of Series B-1 Preferred Stock and Series B-2a Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then second, an amount per share of Series B-2b Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-2b Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-2b, then such assets (or consideration) shall be distributed among the holders of Series B-2b at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then third, an amount per share of Series B-3 Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-3 Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-3, then such assets (or consideration) shall be distributed among the holders of Series B-3 at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then forth, an amount per share of Series B-4 Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-4 Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-4, then such assets (or consideration) shall be distributed among the holders of Series B-4 at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then fifth, an amount per share of Series B-2b Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-2b Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-2b, then such assets (or consideration) shall be distributed among the holders of Series B-2b at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then sixth, an amount per share of Series B-3 Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-3 Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-3, then such assets (or consideration) shall be distributed among the holders of Series B-3 at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then seventh, an amount per share of Series B-4 Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-4 Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-4, then such assets (or consideration) shall be distributed among the holders of Series B-4 at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then eighth, an amount per share of Series B-5 Preferred Stock equal to $0.50 for each share held by them. If, upon any liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-5 Preferred Stock, then such assets (or consideration) shall be distributed among the holders of Series B-5 Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to.

After the payment of full liquidation preferences of the Series B Preferred Stock, the remaining assets of the Company legally available for distribution ratably to the holders of the Common Stock and Series B Preferred stockholders (excluding Series B-5 Preferred Stock) on an as-if converted basis in proportion to the number of shares of Common Stock held by each such holder.

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Voting rights: The holders of Preferred Stock (excluding all shares of Series B-5 Preferred Stock) shall be entitled to the number of votes equal to the whole number of shares of Common Stock into which such shares of Preferred Stock could be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors. The Series B-5 Preferred Stock itself shall carry no voting rights, but the Common Stock, after the effective date of the Second Amended and Restated Certificate of Incorporation, shall maintain its voting rights of one vote per share. In addition to any greater or additional vote required by law of the Second Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the outstanding Preferred Stock (excluding all shares of Series B-5 Preferred Stock), voting together on an as-converted basis, shall be necessary for effecting or validating actions (whether by amendment, merger or consolidation, or by any wholly-owned subsidiaries or otherwise).

Detail information in support of Statement of Stockholders’ Deficit

	Preferred Series B-1		Preferred Series B-2a		Preferred Series B-2b		Preferred Series B-3		Preferred Series B-4
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance as of December 31, 2021:	29,475,339	$2,830,803	800,752	$230,000	–	$–	14,142,088	$1,439,382	12,474,000	$1,269,604

Debt conversion to Series B-2b preferred stock	–	–	–	–	21,933,642	6,000,000	–	–	–	–

Net proceeds from sale of Series B preferred stock	–	–	–	–	–	–	–	–	–	–

Balance as of June 30, 2022:	29,475,339	$2,830,803	800,752	$230,000	21,933,642	$6,000,000	14,142,088	$1,439,382	12,474,000	$1,269,604

Note 11 – Common Stock

On March 31, 2020, the Company commenced an offering pursuant to Regulation A under the Securities Act (the “Offering”), pursuant to which it offered to sell up to 12,000,000 shares of its Common Stock, at a price of $1.00 per share. The Company utilized the net proceeds from the Offering for inventory, purchase order deposits for inventory, tooling and other upfront costs associated with inventory production and general working capital. For the six months ended June 30, 2022 and year ended December 31, 2021, the Company sold shares of 0 and 380,647, respectively for net proceeds of $0 and $318,383, respectively from the Offering. As of December 31, 2021, the deposit hold of $52,930, which was reclassed to subscription receivable, was fully released. The Company paid fees to StartEngine of $15,000 for services provided prior to commencing. Other fees include a 7% commission fee based on dollar amount received from investors and 5% commission paid in warrants for shares with the same terms as the Offering. As of June 30, 2022, the Company is obligated to issue 66,616 in warrants to StartEngine in connection with the Offering.

In May 2021, an employee exercised their options and purchased 11,900 shares of common stock for net proceeds of $208.

On June 14, 2021, the Company filed a Second Amended and Restated Certificate of Incorporation with the State of Delaware to among other things, authorize each share of Common Stock issued and outstanding immediately prior to the effective date of the amendment to be automatically reclassified as to one share of Common Stock and one share of Series B-5 Preferred Stock (“Common Stock Unit”). See Note 10 for additional details on the Second Amended and Restated Certificate of Incorporation

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Note 12 – Stock Warrants

At various times during 2017, the Company issued 216,779 Series A-2 Preferred Stock warrants in connection with the loan payable (See Note 5). The warrants have an exercise price of $0.0143 per share and expire ten years after issuance.

At various times during 2018, the Company issued 263,298 Series A-2 Preferred Stock warrants in conjunction with the loan payable (See Note 5) and Series A-2 preferred stock purchase agreements (See Note 10). The warrants have an exercise price of $0.0143 and $1.75 per share, respectively, and expire ten years after issuance.

In the first quarter of 2019, the Company issued 360,170 Series A-2 Preferred Stock warrants in conjunction with the loan payable (See Note 5). The warrants have an exercise price of $0.0143 and expire in ten years after issuance.

In December 2020, the Company issued 950,000 common stock warrants to Robert Orlando in conjunction with the settlement of the Hybrid Athletics case.

The Company estimates the fair value of warrants using the Black-Scholes pricing model and recognizes warrant forfeitures as they occur, as there is insufficient historical data to estimate. The risk-free rate assumption for warrants granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s warrants. The expected term is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the warrants. The simplified method was used by the Company due to insufficient historical data. Volatility is based on historical volatility of comparable public companies. The dividend yield assumption is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its preferred or common stock, and the Company did not anticipate paying any cash dividends.

The Company calculated the estimated fair value of each Series A-2 Preferred Stock and common stock warrants on the date of grant and at December 31, 2021 using the following assumptions for the year ended December 31, 2021.

Weighted average variables in accordance with the Series A-2 Preferred Stock warrants:

2021
Expected life of preferred stock warrants	2.00
Expected stock price volatility	36.0%
Annual rate of quarterly dividends	0.00%
Risk free rate	0.25%

There were no common stock warrants granted for the year ended December 31, 2021.

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The following table summarizes warrant activity:

	Number of Warrants	Weighted Avg Exercise Price	Weighted Avg Remaining Years

Outstanding as of December 31, 2020	3,546,547	0.07	8.43

Forfeited	–	–
Granted	–	–

Outstanding as of December 31, 2021	3,546,547	$0.07	7.43

Note 13– Stock Option Plan

The Company’s 2015 Equity Incentive Plan (the “Incentive Plan”) permits the grant of incentive and nonqualified stock options for up to 2,746,500 shares of common stock. In July 2020, the Incentive Plan was amended and restated to account for the increase of share limit available by 1,000,000 shares, change the Plan’s governing law from California to Delaware, extend the term of the Plan, and make other necessary technical changes. As of June 30, 2022 and December 31, 2021, there were 1,266,622 and 1,226,911 shares, respectively, available for issuance under the Plan. Key employees, defined as employees, directors, non-employee directors and consultants, are eligible to be granted awards under the Plan. The Company believes that such awards promote the long-term success of the Company.

For the six months ended June 30, 2022 and year ended December 31, 2021, the Company issued 0 and 75,000, respectively, stock options to the board of directors, employees and consultants, which have various vesting terms.

For the six months ended June 30, 2022 and 2021, the Company recognized $46,098 and $49,909, respectively, of stock compensation expenses related to stock options. The total stock-based compensation was recognized in sales and marketing expenses in the amount of $11,814 and $14,318, respectively, and general and administrative expenses in the amount of $34,284 and $35,591, respectively, for the six months ended June 30, 2022 and 2021.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model and recognizes stock option forfeitures as they occur, as there is insufficient historical data to estimate. The risk-free rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options. The expected term is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The simplified method was used by the Company due to insufficient historical data. Volatility is based on historical volatility of comparable public companies. The dividend yield assumption is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends on its common stock in the foreseeable future.

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The Company calculated the estimated fair value of each stock option on the date of grant using the following weighted average assumptions for the year ended December 31,

2021
Expected life of options	4.50
Expected stock price volatility	36.00%
Annual rate of quarterly dividends	0.00%
Risk free rate	0.74%

The Company estimated the fair value of the options using the Black-Scholes option-pricing model. Expected lives were determined using the simplified method, except non-employee options.

The following table summarized option activity:

	Number of Options	Weighted Avg Exercise Price	Weighted Avg Remaining Years

Outstanding as of December 31, 2020	2,187,683	0.67	9.89

Forfeited	(793,094)	0.13
Exercised	(11,900)	0.02
Granted	75,000	0.60

Outstanding as of December 31, 2021	1,457,689	0.69	7.21

Outstanding as of December 31, 2021, vested	1,173,479	$0.72	6.89

Note 14 – Retirement Plan

The Company has a 401(k) Plan (the “Plan”) covering employees who meet eligibility requirements. Employees are eligible to contribute any amount of their earnings, up to the annual federal maximum allowed by law. The employer contributions to the 401(k) plan are determined on a yearly basis at the discretion of Management. The Company contributed approximately $47,000 and $42,000 to the Plan during the six months ended June 30, 2022 and 2021, respectively.

Note 15 – Major Suppliers and Customers

For the six months ended June 30, 2022, purchases from three suppliers represented approximately 100% of total inventory purchases. As of June 30, 2022, $766,308 or 32% of accounts payable was due to these suppliers. For the year ended December 31, 2021, purchases from three suppliers represented approximately 89% of total inventory purchases. As of December 31, 2021, approximately $1,213,281 or 39% of accounts payable was due to these suppliers.

The Company is not subject to customer concentration as a majority of its revenue is derived from website sales (direct-to-consumer).

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Note 16 – Commitments and Contingencies

Operating leases – Total rent expense for the six months ended June 30, 2022 and 2021 was approximately $19,000 and $39,400, respectively. In March 2022, the Company let its previous lease expire and on March 1, 2022, the Company signed a temporary lease for shared office space at a cost of $5,745 per month with an expiration date of May 31, 2022. The Company has exercised its option to extend this lease on a month-to-month basis and this lease remains in effect as of the date of these financial statements.

Warranty – Our product warranties are expensed as incurred. Due to their immateriality, we do not maintain a warranty reserve. We continue to monitor our warranty cost and their impact on our business.

Contingencies – As a manufacturer of consumer products, the Company has exposure to California Proposition 65, which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All Companies in California are subject to potential claims based on the content of their products sold. The Company is not currently subject to litigation matters related to the proposition. While there is currently not an accrual recorded for this potential contingency, in the opinion of management, the amount of ultimate loss with respect to these actions will not materially affect the financial position or results of operations of the Company.

The apparel industry is subject to laws and regulations of federal, state and local governments. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

From time to time, the Company is involved in a variety of legal matters that arise in the normal course of business. On February 23, 2022, the Company received a copy of a civil complaint filed in California State Court by the Company’s former CEO, Ronald L. Wilson, II (the “Complaint”), and naming as defendants, the Company, several of its current, and former, Board Members, one of its officers, and the Company’s principal investor, Black Oak Capital (“Black Oak”). Within the Complaint, Mr. Wilson alleges, among other things, various causes of action related to an alleged agreement between the Company and Mr. Wilson, and the Company’s most recent round of financing involving Black Oak. Specifically, the Complaint raises the following causes of action against one or more of the defendants: breach of contract; fraudulent inducement, intentional interference with employment contract, defamation, promissory estoppel, and failure to pay wages owed.

The Company and Black Oak believe the claims made by Mr. Wilson are without merit and they intend to defend themselves vigorously against such claims listed in the Complaint. While the Company and Black Oak believe they will be successful in defending against Mr. Wilson’s claims, there can be no assurance as to the outcome of this lawsuit.

Based on information available, the Company evaluates the likelihood of potential outcomes. The Company records the appropriate liability when the amount is deemed probable and reasonably estimable. No allowance for loss or settlement has been recorded at June 30, 2022 and December 31, 2021.

Note 17 – Subsequent Events

Advance from Black Oak Capital

Subsequent to June 30, 2022, the Company received an advance of $813,000 from Black Oak Capital, which is classified as other current liabilities as the debt agreements have not been finalized. These advances were made pursuant to a non-binding term sheet under which Black Oak Capital was to provide $1,400,000 in bridge financing to HYLETE. In early September 2022, the Company was informed by Black Oak that they did not intend to fund the remainder of their $1,400,000 commitment. This change in the level of commitment from Black Oak may have a material adverse impact on HYLETE and may also limit the Company’s ability to repay the Crossroads loan described in Note 6 above. If the Company is unable to make the requisite payments to Crossroads, then Crossroads may elect to enforce their secured interest in the Company’s assets.

The Company has evaluated subsequent events that occurred after June 30, 2022 through the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on these financial statements, other than those disclosed above.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation (2)

2.2	Bylaws (3)

2.3	First Amendment to Bylaws (4)

2.4	Second Amendment to Bylaws (15)

2.5	Certificate of Correction to Second Amended and Restated Certificate of Incorporation (16)

3.1	Investor Rights Agreement dated as of July 16, 2015 (5)

3.2	Voting Agreement dated as of July 16, 2015 (5)

3.3	Right of First Refusal and Co-Sale Agreement dated as of July 16, 2015, as amended June 14, 2017 (5)

3.4	Form of Series A-2 Preferred Stock Warrant (6)

3.5	Form of Series A-2 Preferred Stock Warrant (Black Oak) (11)

3.6	Form of Class A Stock Warrant (6)

3.7	Form of Class A Bond (7)

4	Form of Subscription Agreement (8)

6.1	First amended and restated senior credit agreement dated July 28, 2017, between HYLETE, Inc., certain stockholders of HYLETE, Inc., Black-Oak-HYLETE-Senior-Debt, LLC, and HYLETE-Senior Debt, LLC. (5)

6.2	Amendment Nos. 1 through 7 to First Amended and Restated Senior Credit Agreement (13)

6.3	Employment agreement dated June 13, 2019, by and between HYLETE, Inc. and Adam Colton (8)

6.4	Form of Option Award Agreement (6)

6.5	2015 Equity Incentive Plan (5)

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6.6	Asset Purchase agreement dated May 31, 2018, between GRACEDBYGRIT, Inc., and HYLETE, Inc. (9)

6.7	Form of Loan Conversion Agreement dated January 6, 2020 (8)

6.8	Separation Agreement and General Release of All Claims between the Company and Ronald Wilson dated June 14, 2020 (10)

6.9	Separation Agreement and General Release of All Claims between the Company and Matthew Paulson dated June 15, 2020. (11)

6.10	Settlement Agreement by and among (a) Hylete, Inc, Ronald L. Wilson II and Matthew Paulson and (b) Hybrid Athletics, LLC and Robert Orlando, dated December 15, 2020. (12)

6.11	Debt Conversion Agreement (14)

6.12	Loan and Security Agreement between Hylete, Inc. and Crossroads Financing, LLC dated January 5, 2022 (1)

8	Form of Escrow Agreement (8)

______________________

(1)	Filed as an exhibit to the HYLETE, Inc. Annual Report on Form 1-K filed on May 2, 2022 and incorporated herein by reference.

(2)	Filed as an exhibit to the HYLETE, Inc. Current Report on Form 1-U filed on June 21, 2021 and incorporated herein by reference.

(3)	Filed as an exhibit to the HYLETE, Inc. Annual Report on Form 1-K filed on April 30, 2019 and incorporated herein by reference.

(4)	Filed as an exhibit to the HYLETE, Inc. Current Report on Form 1-U filed on February 13, 2020 and incorporated herein by reference.

(5)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference.

(6)	Filed as an exhibit to the HYLETE, Inc. Registration Statement on Form S-1/A (Commission File No. 333-233036) and incorporated herein by reference.

(7)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10817) and incorporated herein by reference.

(8)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11158) and incorporated herein by reference.

(9)	Filed as an exhibit to the Current Report on Form 1-U of HYLETE, Inc. filed on June 8, 2018, and incorporated herein by reference.

(10)	Filed as an exhibit to the Current Report on Form 1-U of HYLETE, Inc. filed on June 19, 2020, and incorporated herein by reference.

(11)	Filed as an exhibit to the HYLETE, Inc. Semi-Annual Report on Form 1-SA filed on September 23, 2020 and incorporated herein by reference.

(12)	Filed as an exhibit to the HYLETE, Inc. Current Report on Form 1-U filed December 18, 2020, and incorporated herein by reference.

(13)	Filed as an exhibit to the HYLETE, Inc. Semi-Annual Report on Form 1-SA filed on September 24, 2021 and incorporated herein by reference.

(14)	Filed as an exhibit to the HYLETE, Inc. Current Report on Form 1-U filed on April 5, 2022 and incorporated herein by reference.

(15)	Filed as an exhibit to the HYLETE, Inc. Current Report on Form 1-U filed on June 21, 2021 and incorporated herein by reference.

(16)	Filed as an exhibit to the HYLETE, Inc. Current Report on Form 1-U filed on May 5, 2022 and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on September 22, 2022.

HYLETE, Inc.

By /s/ Adam Colton

Adam Colton, Principal Executive Officer

HYLETE, Inc.

This report been signed by the following persons in the capacities and on the dates indicated.

/s/ Adam Colton

Adam Colton, Chief Financial Officer, Principal Financial Officer, Principal Executive Officer, Chief Executive Officer

Date: September 22, 2022

/s/ Lilia Nevarez

Lilia Nevarez, Principal Accounting Officer

Date: September 22, 2022

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